SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Resignation of a Non-standing Director

One of our non-standing directors announced his resignation as a member of Woori Finance Holdings’ Board of Directors on April 7, 2005.

Key Details

•	Details of the non-standing director

1)	Name : Dosoung Choi

2)	Current Occupation : Professor of Finance at Seoul National University

3)	Tenure; Beginning date : March 28, 2005

              Ending Date : March 27, 2006

•	Resignation date (Resolution date) : April 7, 2005

•	Details of the Board of Directors after the resignation

1)	Number of directors : 9

2)	Number of non-standing directors : 6

3)	Ratio of non-standing directors : 66.6%

Exhibit 99.2

Resignation of an Audit Committee Member

One of our audit committee members announced his resignation of Woori Finance Holdings on April 7, 2005.

Key Details

•	Details of the audit committee member

1)	Name : Dosoung Choi

2)	Current Occupation : Professor of Finance at Seoul National University

3)	Tenure; Beginning date : March 28, 2005

             Ending Date : March 27, 2006

•	Resignation date (Resolution date) : April 7, 2005

•	Details of the Audit Committee after the resignation

1)	Number of audit committees that are standing director : 0

2)	Number of audit committees that are non-standing director : 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: April 7, 2005	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director